Exhibit 4.36

Equity participation in Renova: summary of the Investment Agreement

On August 8, 2013 Cemig GT signed an Investment Agreement with Light Energia, RR Participações and Renova governing, among other matters, entry of Cemig GT into the controlling stockholding block of Renova, through subscription by Cemig GT of 87,186,035 new common shares to be issued by Renova.

The equity interest held by Cemig GT in Renova will be between 24.5% and 35.7% of the voting stock, representing between 20.2% and 27.4% of the total share capital, depending on the exercise of first refusal rights by existing stockholders.

Completion of the entry into the share capital of Renova, and actual transfer of shares, was made conditional upon certain conditions precedent, including consent of Renova’s creditors, consent from Aneel, and approval of the transaction by the Brazilian Monopolies Authority (Conselho Administrativo de Defesa Econômica, or Cade).

On February 20, 2014, after compliance with the conditions precedent and in accordance with the Investment Agreement, the Board of Directors of Renova approved the amount of the capital increase to be subscribed by Cemig GT, in the amount of R$ 1.550 billion. Subscription and full payment for the shares in Renova is expected to take place by July 29, 2014.

Under the Investment Agreement, Cemig GT may participate in the equity of Renova either by itself, or by a special-purpose company in which Cemig GT has 50% of the common shares and an Equity Investment Fund (a ‘Fundo de Investimento em Participações’, or FIP) holds the remaining 50%. If the transaction is shared with an FIP, the interest of Cemig GT, and the value of the acquisition, will be reduced.